SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 April 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 20 April 2011

                re:  Update on recent judicial review of PPI

56/11                                                                                                                                                                                                                                                                                                                                                           20 April 2011

LLOYDS BANKING GROUP UPDATE ON THE RECENT JUDICIAL REVIEW OF PAYMENT PROTECTION INSURANCE

The High Court has this morning delivered its judgement on the application by the BBA for Judicial Review against the FSA and the FOS regarding PPI complaints handling.  The BBA sought orders quashing the FSA's Policy Statement (issued in August 2010) and the FOS' decision to determine PPI sales in accordance with the guidance published on its website.  The BBA, the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review in October 2010, and the hearing was held in January 2011.

We are disappointed with the outcome of today's judgement and are considering its detail very carefully.  The BBA, in conjunction with its members, is now giving consideration to next steps including whether it would be appropriate to apply for permission to appeal.

The financial impact can only be assessed once the legal proceedings have been finally determined (including the outcome of any potential appeal) and the steps that the Group may be required to take identified and implemented.  As previously disclosed the ultimate impact on the Group of the FSA's complaints handling policy (if implemented in full) and the FOS's most recent approach to PPI complaints could be material to the Group's financial position.

The Group remains committed to resolving this matter as quickly as possible for the benefit of the industry and our customers.

- END -
For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  20 April 2011